STARFIELD RESOURCES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED FEBRUARY 28, 2009

GENERAL

The following is management’s discussion and analysis (“MD&A”) of the operations, results, and financial position of Starfield Resources Inc. (“Starfield” or “the Company”) for the year ended February 28, 2009, which should be read in conjunction with the Company’s audited financial statements for the year ended February 28, 2009.

Unless otherwise noted, amounts are in Canadian dollars.

FORWARD LOOKING STATEMENTS

Certain information contained or incorporated by reference in this MD&A, including any information as to Starfield`s future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of nickel, copper, platinum, palladium, and cobalt; volatility in the price of fuel and electricity; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada; business opportunities that may be pursued by the Company; operating or technical difficulties in connection with mining or development activities; employee relations; litigation; the speculative nature of exploration and development, including the risks of obtaining necessary licenses and permits; and contests over title to properties, particularly title to undeveloped properties.  In addition, there are risks and hazards associated with the business of exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks. Many of these uncertainties and contingencies can affect the Company`s actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Starfield.  These factors are discussed in greater detail in the Company’s most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities.  Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable laws.

NOTE TO U.S. INVESTORS REGARDING RESERVES AND RESOURCE ESTIMATES

The Company is required under Canadian law (National Instrument 43-101) to calculate and categorize mineral reserves and resources under the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”), CIM Standards on Mineral Resources and Reserves Definitions and Guidelines.  Theses guidelines establish definitions for the reporting of exploration information, mineral resources and mineral reserves in Canada.  The U.S. Securities and Exchange Commission (the “SEC”) has not adopted or approved these definitions for use in the United States.

Canadian law requires disclosure of mineral resources that equate to measured, indicated and inferred resources if such resources are material to the company.  While the terms “measured resource”, “indicated resource” and “inferred resource” are recognized and required by Canadian securities laws, the SEC does not recognize them, including under its Industry Guide 7.  Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  U.S. persons are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.  Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of the “inferred resources” will ever be upgraded to a higher category.  Therefore, U.S. persons are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.

Accordingly, information concerning descriptions of mineralization, resources and reserves contained herein, and in information filed by the Company on SEDAR and EDGAR, may not be comparable to information made public by U.S. companies subject only to the reporting and disclosure requirements of the SEC.

DATE

This MD&A covers the year ended February 28, 2009, and was prepared on April 23, 2009.

OVERALL PERFORMANCE

Introduction

Starfield is a resource company conducting advanced exploration on its 100%-owned 629,777-acre Ferguson Lake nickel-copper-platinum-palladium-cobalt (Ni-Cu-Pt-Pd-Co) property (the “Property”) located in Nunavut, Canada.  It has also commenced an exploration program for diamonds and other minerals on other parts of its property.  On March 20, 2008, the Company announced positive economics from a preliminary assessment (“scoping study”) of its 100%-owned Ferguson Lake project in Nunavut.  On December 15, 2008, the scoping study was updated, and continues to show that the project has positive economics.

The Company is focusing its efforts on exploring and developing the Ferguson Lake Property.  Potentially large and economically viable deposits, such as Ferguson Lake, are not common, especially in a politically stable environment like Canada.

After generating encouraging results during multi-phase exploration programs conducted over the past several years, the Company continued its drilling program throughout calendar 2008, in order to further delineate its existing resource base. Using state-of-the-art geophysical survey techniques, the Company has also pursued regional exploration on much of its prospective surrounding mineral claims.  The Company has a number of targets for follow-up work.

All dollar values are in Canadian dollars unless otherwise indicated.

Highlights for the quarter ended February 28, 2009

i.	On February 26, 2009, the Company announced the completion of a $2.3 million flow-through share private placement; and,

ii.	On March 2, 2009, Starfield announced the final assay results of core samples from the final five holes of the calendar 2008 drilling program.

Financial summary

As at February 28, 2009, Starfield had $3.9 million in cash compared to the February 29, 2008 year end balance of $10.9 million.

The Company had working capital of $4.1 million as of February 28, 2009 (February 29, 2008 - $10.8 million).

The Company’s financial instruments consist of cash, receivables and refundable deposits, accounts payable plus accrued liabilities and capital lease obligations. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. No cash or investments are held in commercial paper or asset based securities.

There were no acquisitions, dispositions, write-offs, abandonments or other similar transactions during the year ended February 28, 2009.

Other information

The results of operations reflect the costs of property acquisitions, exploration expenses and costs incurred by the Company to maintain its properties in good standing with regulatory authorities, and for administrative infrastructure to manage the acquisition, exploration, and financing activities of the Company.  General and administrative costs can be expected to increase or decrease in relation to the changes in activity required as property acquisitions and exploration continue. General and administrative costs are reduced by interest earned on bank accounts and short term investments. As of February 28, 2009, the Company had not recorded any revenues from its exploration projects.

Outlook

General economic conditions and the current stock and metals market turmoil continue to have a materially negative impact on the resource sector. Decreasing demand resulting from global economic slowdowns has caused significant decreases to metals prices. The ongoing financial crisis is forcing banks to tighten lending activities, making it more difficult to obtain financing for projects. Junior exploration companies typically rely upon equity financing or joint venture partnerships to fund their activities. Given the state of the current financial markets, there is no certainty with respect to the Company’s ability to raise capital. Starfield is assessing all available funding alternatives.

During the fiscal year ended February 28, 2009, all significant tests to complete a flow sheet for the hydromet process have been completed. Funds in fiscal 2010 will be spent to further develop the design of the pilot plant and associated testing.

The Company has completed most of the drilling required to continue the feasibility studies on its Ferguson Lake project. Preparation of an updated resource estimate is underway and will be completed during the second quarter of fiscal 2010. Looking forward, Starfield will continue to advance its Ferguson Lake project in a financially prudent way in the context of the marketplace by reducing discretionary expenditures. Given the recent confirmation of the existence of the potential for diamonds on our property, Starfield has commenced an exploration program to further advance our knowledge of the diamond opportunity on the Company’s large property.

All dollar values are in Canadian dollars unless otherwise indicated.

The Company will continue to advance its environmental testing and permitting in fiscal 2010.  In an effort to curtail discretionary spending, Starfield may not fully utilize its Ferguson Lake camp until such time as additional funds have been secured for the fiscal 2010 exploration project. Upon the return of improved metal, financial and equity markets, Starfield will be in a good position to complete the feasibility study on its Ferguson Lake Project with a view to subsequently begin construction.

FERGUSON LAKE PROJECT

Introduction

With claim blocks spanning over 625,000 acres, and resources containing over 44 million tonnes, the Ferguson Lake Project is the largest base metal (nickel-copper-cobalt) and platinum group metals (“PGM”) project in Nunavut.  Advanced exploration has been conducted by the Company since entering into an option agreement in 1999 whereby Starfield purchased a 100% interest in the mineral claims comprising the Ferguson Lake Property.  The Company has undertaken a number of exploratory programs, which have included geological mapping and, prospecting, plus surface and airborne geophysical surveys and diamond drilling.  Starfield has commenced exploration for diamonds and gold in other areas of its property.  By advancing the massive sulphide discovery towards development, and uncovering value in additional areas of its large land holding, Starfield is well positioned to take advantage of future metal markets.

Scoping Study Confirms Economic Potential of Ferguson Lake Project

On March 20, 2008 the Company announced positive economics from a scoping study of its 100%-owned Ferguson Lake project in Nunavut, completed by Scott Wilson Roscoe Postle Associates Inc. (“Scott Wilson RPA”).  This scoping study was updated on December 15, 2008 and filed on SEDAR.  The study reflects updated metallurgical testwork results and the effects on capital and operating costs, a discussion of drill results since the last Mineral Resource update, proposed plant site change to Arviat, the addition of revenue from hematite product, and an updated cash flow with an expanded discussion of commodity price sensitivities.  The study shows that the Ferguson Lake project continues to have positive economics, even in the current negative market conditions.

Highlights of this updated scoping study are as follows:

•	Annual production anticipated at 27.5 million lbs. nickel, 43.6 million lbs. copper, 2.9 million lbs. cobalt, 1.4 million tonnes of sulphuric acid, and 1.4 million tonnes of hematite;
•	Resources sufficient to enable operations through 2030;
•	Capital costs estimated to be CDN$1.51 billion; and
•	Hydromet process, with by-product electrical power generation, resulting in very low cost operations.

The Company is pleased that the revised scoping study continues to indicate a viable project at Ferguson Lake. The study was based primarily on the West Zone resource, and did not include the East Zone.  The East Zone, which contains 9.5 million tonnes of mineralization, was excluded due to insufficient diamond drilling and grade information. Also excluded was the potential of the low-sulphide, PGM. The metals and acid markets are very volatile, and the return on the project will fluctuate accordingly.

All dollar values are in Canadian dollars unless otherwise indicated.

The scoping study was prepared under the supervision of Graham Clow, P.Eng., Managing Director of Scott Wilson RPA of Toronto, who is an Independent Qualified Person as defined under National Instrument 43-101 (“NI 43-101”), and is based on Starfield’s most recent NI 43-101 report completed by Independent Qualified Persons John Nicholson, P. Geo. FRGS, Jamie Lavigne, P Geo. M.Sc., and Bryn Harris, B.Sc, Ph. D. FCIM, FIMMM, C.Eng., as filed on SEDAR on July 15, 2007.

The plant feed of 34.2 million tonnes grading 0.60% nickel, 0.95% copper, and 0.07% cobalt was estimated using typical mining dilution factors and expected mining losses such as ore left in crown pillars, and was based on the 34.7 million tonnes of indicated and inferred resources grading 0.70% nickel, 1.09% copper, and 0.08% cobalt as presented in Starfield’s NI 43-101 resource statement filed on SEDAR July 15, 2007.

Capital costs are estimated to be CDN$1.51 billion. The scoping study was designed to provide the best return on investment and there were no constraints placed on initial capital costs, which include a large tank farm for sulphuric acid storage, development of the hydromet process, a slurry pipeline (estimated to cost CDN$160 million) and an overhead power transmission line. Capital costs of the project are somewhat higher than originally planned, but are expected to create an operating cost structure that is at the low end of industry standards for northern operations.

Recent studies of transportation alternatives have indicated that all-year shipping of sulphuric acid, metal product and operating supplies in ice-capable bulk carriers is feasible.  These alternatives could have a significant effect on capital costs, by reducing the size of the acid tank farm, as well as improving cash flow due to lower product and supply inventories.  These economic improvements have not been included in the scoping study.

The Ferguson Lake project will initially consist of a small open pit mine, followed by transition into an underground mine within one year of operation. Infrastructure will include a processing plant onsite at Ferguson Lake to crush, clean and grind massive sulphides into slurry. Current plans call for a pipeline that will transport the slurry from Ferguson Lake to a metallurgical processing plant located on the west coast of Hudson’s Bay. The two facilities will be connected by a 285-km 11-megawatt power line that follows the same path as the slurry pipeline.

The hydrometallurgical processing plant will extract pure, London Metal Exchange-grade nickel, copper and cobalt metals from the Ferguson Lake massive sulphides at competitive production costs. Unlike most metallurgical extraction processes, this environmentally-friendly method generates no toxic residues, recycles key reagents within the process, and produces sufficient electricity directly from the leaching of massive sulphides to power both the plant and the mine, with some excess electricity available for potential sale.

The electricity will be produced from steam created as a result of burning the hydrogen sulphide gas generated from the first stage of leaching. This generates a vast amount of heat while producing a saleable reagent (sulphuric acid) and superheated steam to generate electricity. Generating power from the ore itself means that there is no need to import fuel oil to power the plant, and therefore, no greenhouse gases are emitted to the atmosphere. Dr. Bryn Harris, B.Sc., Ph.D., FCIM, FIMMM, C.Eng, is the Qualified Person for the hydrometallurgical process.

A substantial amount of planning and innovation went into this study. The Company’s ability to generate its own electricity results in economical operating costs, and the process plant’s proximity to deep water shipping will make it easier for resupply and by-product transportation.

The scoping study is preliminary in nature, and includes inferred mineral resources that are considered too speculative geologically to apply the economic considerations that would enable them to be categorized as mineral reserves. There is no certainty that the reserves development, production and economic forecasts on which this scoping study is based will be realized.

All dollar values are in Canadian dollars unless otherwise indicated.

Diamond Drill and Surface Exploration Program

Significant exploration and diamond drilling was undertaken during the year.  The diamond drilling was primarily designed to upgrade the confidence in the existing copper-nickel- cobalt sulphide mineralization through a series of interspaced and extended drill holes.  Additionally, a portion of the drilling was extended beneath the massive sulphide resource in an effort to further understand the low-sulphide PGM occurrence.  The massive sulphides are currently being remodelled, and at the same time the data for the lower low sulphide PGM sequence is also being modeled.  Results for both are pending.

The Company also began a program designed to assess mineral potential of the remainder of the claim block.  This effort included processing 1100 till samples taken in 2005 and 2006 along with a thorough review of existing geophysics, and ground reconnaissance.  This work resulted in the discovery of a diamond and native gold in separate till samples.  Both the diamond discovery and the gold find are being followed up by an airborne geophysical technique called DigHEM, which will theoretically pinpoint high potential geologic structures to a higher degree than the previous airborne magnetic survey.  Results are pending.

Fiscal 2009 exploration program

Phase 1 of the fiscal 2009 exploration program consisted of 13,200 metres of diamond drilling between April and September 2008. Approximately 10,000 metres of this total was drilled into the low-sulphide, high-grade PGM Zone to further define this mineralization. Phase 2 drilling, totalling 5,800 metres, was designated for initial testing, of targets including the West Zone Extension, the North Zone, the Grizzly Trend and part of the Y Lake Trend. In addition, drilling continued in the eastern part of the West Zone, to upgrade more resources to the indicated status. To date, and including the two holes begun in fiscal 2008, a total of 51 holes were attempted, with 45 completed to planned depth, while six other holes were abandoned due to drilling difficulties, resulting in a total of 19,092 metres drilled during the fiscal 2009 program. Eight of these holes were exploratory only, and as such, do not have assay results. Of the holes completed, 34 were drilled on the West Zone, five were drilled on the North Zone, one was drilled on the Grizzly Trend, three were drilled on the Y Lake Trend and two were on the West Zone Extension.

Additional exploration activities, including drilling and reconnaissance geochemical sampling, were directed at the North Zone, located 1.5 km north of the West Zone, the Grizzly Trend and the south western part of the Y Lake Trend, which are located, respectively, 6 km and 20 km south of the West Zone. These exploration targets were selected for investigation because they either possess geophysical, geological and geochemical signatures similar to those of the West Zone or, in the case of the Grizzly Trend, are underlain by sulphide-bearing banded iron formations possessing geochemically anomalous metal values, as well as a strong VTEM (Versatile Time Domain Electromagnetic) response.

Assays for the first 10 holes completed during the calendar 2008 drilling program, were announced on August 27, 2008, while assays for an additional nine and 13 holes were released on September 18, 2008 and November 10, 2008, respectively.  On March 2, 2009, Starfield released the following assay results of core samples from the final five diamond drill holes of the Company’s fiscal 2009 Ferguson Lake drill program:

All dollar values are in Canadian dollars unless otherwise indicated.

West Zone Assay Results
Hole No.	From (m)	To (m)	Interval (m)	Pt (g/t)	Pd (g/t)	Cu	Ni	Co
FL08-414	91.10	92.55	1.45	0.04	0.30	1.08%	0.09%	0.01%
	156.00	157.60	1.60	9.27	2.89	<0.01%	<0.01%	0.01%
	181.70	187.50	5.80	0.20	2.50	0.52%	0.51%	0.06%
FL08-415	176.25	178.00	1.75	0.47	2.38	1.37%	0.43%	0.09%
	178.90	188.10	9.20	0.62	3.26	0.60%	0.62%	0.07%
FL08-416A	156.15	158.80	2.65	0.10	1.08	0.64%	0.42%	0.06%
	159.83	167.44	7.61	0.07	0.94	0.60%	0.44%	0.05%
	219.50	223.47	3.97	0.63	3.16	<0.01%	0.02%	<0.01%
FL08-417	71.45	72.40	0.95	0.20	1.48	1.06%	0.46%	0.05%
	117.50	119.00	1.50	2.41	1.52	0.04%	0.02%	<0.01%
	173.10	175.35	2.25	0.18	2.31	0.65%	0.44%	0.06%
FL08-422	155.00	156.42	1.42	0.11	0.70	1.06%	0.26%	0.02%

1.	The intervals listed are drill core lengths and do not necessarily depict true width.

The Company continues to be encouraged by the assay results, and believes that the results show strong continuity between existing holes in the West Zone plus they indicate extensions of the massive sulphide lenses encountered in previous exploration.

North Zone
Five widely spaced angle holes were completed in the North Zone, totalling 2,167 metres. The holes intersected intervals of sub-massive sulphides, as well as veinlet-controlled and disseminated sulphides.

Y Lake Trend
Three widely spaced angled core holes, totalling 1,243 metres, were completed on the Y Lake trend.  These holes intersected sulphide-bearing intervals that contained geochemically anomalous copper (up to 681 ppm), nickel (up to 1,475 ppm), silver (up to 1,130 ppb), gold (up to 0.76 g/t), arsenic (up to 1,005 ppm), and tellurium (up to 0.55 ppm).

Grizzly Trend
One angled hole, totalling 420 metres was completed on the Grizzly Trend. This hole intersected several intervals of veinlet-controlled and disseminated sulphides containing anomalous copper (up to 815 ppm), silver (up to 1,170 ppb) and tellurium (up to 0.34 ppm).

The elements arsenic and tellurium are commonly associated with gold mineralization in many gold deposits.  Since they occur in higher geochemical concentrations than gold, they often serve as good indicators, plus pathfinders, to gold mineralization. As a result, they may be used to vector or direct exploration to the part of a hydrothermal system having the highest exploration potential.

The results from the 2008 drilling season are being included in a new NI 43-101 resource estimate which should be finalized by the beginning of the second quarter of fiscal 2010.  In addition, the data for the lower low-sulphide PGM sequence is also being modeled.  Results are pending.

All dollar values are in Canadian dollars unless otherwise indicated.

Grassroots exploration program

In an effort to further evaluate its large land holding, Starfield embarked on a grassroots surface exploration program to examine the kimberlite and gold potential of the Company’s 266 active claims comprising the Ferguson Lake project. In addition to the favourable geologic setting, the potential presence of kimberlites is reinforced by the active diamond exploration being undertaken by other companies on ground surrounding the Ferguson Lake project. Based on existing geologic, geophysical and geochemical data, Starfield also believes that there is potential for the discovery of other potentially significant base metal, diamond and gold occurrences on or near the project.

Processing and selection (“picking”) of the 1,100 till samples collected during the 2005/2006 project-wide sampling program have been completed. To date, picking has identified garnet and ilmenite grains in several samples that may be of kimberlitic origin, as well as a microdiamond. Mineralogical studies are in progress on the above mentioned till samples. These studies consist of scanning electron microscope (SEM) and planned microprobe investigations of key selected mineral grains to confirm potential kimberlitic origin.

Encouraging results, reported by Starfield on December 10, 2008, were obtained in two of the samples collected near the south-center of the Company’s claim block. Sample TDS5-125 contained a significant number of possible indicator garnet grains, while sample TDS5-126 contained a microdiamond having a size consistent with the size fraction of the sample.

SGS Mineral Services has confirmed the results obtained in both of these samples are not due to contamination. Although mineralogical studies on most of the till samples are yet to be completed, the results of these two samples are potentially significant for the following reasons:

•	The size of the diamond is consistent with the size fraction (-35 to +60 microns) being processed;
•	The picking lab had no microdiamond samples in it, and the preceding sample contained a significant number of diamond indicator grains;
•	The chemistry of the till sample, with its higher magnesium and chromium values, suggest there may be kimberlite debris present; and,
•	There were no striations on the diamond and the crystal was not broken, which suggests proximity to a nearby source.

Although the exploration significance of the microdiamond had not yet been determined, it is encouraging, since the sample in which the microdiamond was found is proximal to a geophysical anomaly previously interpreted as a possible kimberlitic body. Additionally, the sample is located near several till samples containing garnet and ilmenite grains, some of which may be picro-ilmenite of possible kimberlitic origin.

A second area of potential significance for diamond exploration has also been identified, which is located south of the Y Lake Trend on the southwest side of Y Lake. Although microdiamonds have not been found in any of the till samples from this area, several of the till samples do contain ilmenite grains, some of which may be picro-ilmenite. These ilmenite grains may be indicative of a kimberlitic source. This area of interest borders a geophysical anomaly previously interpreted as a kimberlitic body.

Additionally, during selection, three small grains of gold were identified in three separate widely spaced samples. One sample occurs immediately down ice of the south western end of the Y Lake Trend.  The other two samples are located north of the Y Lake Trend in or adjacent to a series of till samples in which anomalous gold was detected by multi element analysis of the 2005/2006 till samples.

All dollar values are in Canadian dollars unless otherwise indicated.

Exploration plans going forward

The Company is currently flying a DigHEM electro-magnetic survey to further delineate possible diamond and gold targets in the vicinity of the Y Lake Trend. The survey is expected to identify high potential geologic structures to a higher degree of resolution than the previous airborne survey. Surveying should be completed by the beginning of May with a preliminary interpretation available in due course, typically 8 to 10 weeks after completion of the survey. Pending the results of this airborne survey, additional ground reconnaissance work, rock-chip sampling of targeted areas and closely spaced follow-up till sampling would be the next step. Additional diamond drilling will also take place if warranted.

Hydrometallurgical Testing Update

On December 19, 2006, the Company announced the successful hydrometallurgical bench-scale test extraction of base metals from the Ferguson Lake massive sulphide mineralization, and the subsequent production of high purity nickel and copper metal from the process solution.

Under the direction of Dr. Bryn Harris, the Company has tested this newly-developed, chloride-based, metallurgical treatment process. The 2006 program resulted in laboratory recoveries (from sulphide core samples) ranging from 98% to 99.8% for copper and nickel and 60% to 70% for cobalt. During the two-stage treatment process, the PGMs remain in the final residue (10% of original mass of sample) as a precious metal concentrate with a grade between 30 and 50 grams of palladium plus platinum per tonne. Separate electrolytic nickel and copper (99.99% purity) metal coupons (wafers) have been produced from the hydrometallurgical treatment solutions.

The success of this research program has allowed Starfield to develop a novel, environmentally-friendly and energy-efficient hydrometallurgical flowsheet to recover the base and precious metals from its Ferguson Lake massive sulphides. This process is carried out at atmospheric pressures, thus eliminating the need for a pressure leaching system. Additional confirmatory work is in progress, and is being funded by the Natural Sciences and Engineering Research Council (“NSERC”) at McGill University under the direction of Professor George Demopoulos (McGill) and Dr. Harris (Starfield). The research is focused on the crucial process step of iron precipitation and regeneration of the hydrochloric acid needed for the leaching step. Program progress has resulted in the Company jointly continuing to fund the research.

In 2006, the Company provided funding to Dr. Harris to arrange and build a two-stage mini pilot plant leach circuit. The custom-built pilot plant is designed to provide continuous feed and testing of the process. In 2007, the Company signed a contract with SGS Lakefield Research Limited to test the mini pilot plant using the Ferguson Lake massive sulphides. The process circuit’s modular units were set up at SGS’s laboratory facility located in Lakefield, Ontario. Dr. Harris and the professional hydrometallurgical staff of Lakefield successfully carried out the project to its completion in the fall of 2007. The objectives of the project were fully realized, by demonstrating the continuous operational capability of the leaching circuits, and providing the data necessary for the scoping study.

During 2006 and 2007, SGS Lakefield Research Limited was also contracted to carry out flotation and metallurgical testing on Ferguson Lake massive sulphide mineralization, and to conduct Platsol Hydrometallurgical leaching of first stage leach concentrate produced from the Harris hydro-metallurgical process. All of these projects have been completed to support the Scott Wilson RPA scoping study evaluation of the Ferguson Lake Project.

On September 4, 2008, Starfield announced successful test results from the ongoing hydrometallurgical testing program. During batch testing, the iron hydrolysis and acid recovery circuit worked well, producing a high quality hematite and simultaneously recovering a high strength hydrochloric acid. The hematite is of sufficient purity and quality to be used directly in steelmaking, and therefore presents a potential new revenue stream for the Ferguson Lake project.

All dollar values are in Canadian dollars unless otherwise indicated.

Results to date have shown that:

•
Hydrochloric acid can be recovered at a strength of 34%. This is significantly better than any conventional acid recovery process currently being operated, such as pyrohydrolysis, which is used in the steel industry;

•
Up to 90% of the iron can be precipitated as highly crystalline hematite. The hematite produced is “black hematite” which is a pure form of the mineral. The iron content of the precipitates has varied from 67% to 71% iron. The precipitates show very low traces of chloride (<0.2%) and no base metals, making this material a suitable feed for a steelmaking process;

•	The precipitated solids have a moisture content of only 10% or less, demonstrating that they filter and wash well. This significantly aids the water balance of the hydrometallurgical plant; and,
•
Since no base metals are detected in the final iron solids, it will be possible to remove most of the iron from the circuit without incurring any loss of base metals. This compares favourably with existing hydrometallurgical processes.

On October 30, 2008, the Company released further successful test results from the refinement of the hydrolysis circuit in its hydrometallurgical process. Testing of the semi-continuous circuit for iron hydrolysis, precipitation and hydrochloric acid recovery has been ongoing in Montreal for the past two months. Initial results are encouraging, and further testing is planned.

Preliminary results show:

•	The procedure can be effectively and efficiently translated from the initial batch mode of testing to continuous operation. This is a key achievement in any hydrometallurgical process;
•	Hydrochloric acid, ranging from 30% to 35% in strength, has been continuously, and more importantly, steadily and consistently produced over extended periods of several hours; and,
•
The process generates a highly crystalline black hematite, with a coarse texture that filters very well, and an iron content of 68% to 71%, with no detectable base metals and very low chloride content (<0.2%).

Since the publication of the Company’s scoping study that was filed to SEDAR on May 1, 2008, considerable progress has been made towards optimizing and finalizing the process circuit. The magnesium chloride matrix has been abandoned and replaced by hydrochloric acid leaching. All the data generated with magnesium are equally applicable to acid alone. The primary leach and secondary leach, both of which were successfully piloted at SGS Lakefield in 2007, perform exactly the same with iron as the matrix as they did with magnesium.

Planning for a pilot plant is also underway. Hatch Engineering has been contracted to assist with the pilot plant design and testing. The Hatch Group provides process and detail engineering, technologies, business consulting, as well as project and construction management services to the mining and metals, energy and infrastructure sectors.

All dollar values are in Canadian dollars unless otherwise indicated.

SUMMARY OF QUARTERLY RESULTS

The following is a summary of selected financial data for the Company for its last eight completed quarters:

Quarter ended	2009 Feb 28 Q4	2008 Nov 30 Q3	2008 Aug 31 Q2	2008 May 31 Q1	2008 Feb 29 Q4	2007 Nov 30 Q3	2007 Aug 31 Q2	2007 May 31 Q1
Total revenue	-	-	-	-	-	-	-	-
Net loss, CDN GAAP	(1,146)	(587)	(421)	(988)	(3,446)	(4,322)	(2,615)	(1,457)
Deferred mineral property costs	1,910	8,280	11,054	7,471	2,484	5,209	3,259	2,131
Cash	3,899	7,209	17,008	24,489	10,915	13,581	12,189	12,144
Basic and diluted loss per share, CDN GAAP	(0.00)	(0.00)	(0.00)	(0.00)	(0.01)	(0.01)	(0.01)	(0.01)
Weighted average number of shares	323,681	323,476	323,220	302,579	298,702	283,364	265,281	211,251

Note: the above table is in thousands of Canadian dollars except for per share items, which are in Canadian dollars, and weighted average numbers of shares, which are in thousands.

SELECTED ANNUAL INFORMATION

$, in thousands except for per share data	February 28, 2009	February 29, 2008	February 28, 2007
Cash and cash equivalents	3,899	10,915	506
Mineral properties, deferred exploration, and development expenditures	105,379	76,664	63,581
Working capital	4,145	10,819	(1,913)
Sales	-	-	-
Loss before income taxes	3,976	13,013	4,613
Net loss	3,142	11,840	2,100
Basic and fully diluted loss per share	(0.01)	(0.04)	(0.01)
Total assets	111,046	90,315	65,064
Dividends	-	-	-

Note: The above table is in $’000s except for per share items, which are in dollars.

All dollar values are in Canadian dollars unless otherwise indicated.

Three months ended February 28, 2009 compared to the three months ended February 29, 2008

Deferred exploration costs incurred in the three months ended February 28, were as follows:

	3 months ended Feb. 28, 2009 ($000’s)	3 months ended Feb. 29, 2008 ($000’s)
Maintenance costs	55	4
Compensation	1,106	401
Aircraft support including helicopter moves	76	231
Diamond drilling	-	60
Camp support costs including fuel	187	1,377
Analytical and geophysical services	486	411
Accrual basis expenditures, included in balance sheet	1,910	2,484

Deferred exploration expenditures incurred during the three months ended February 28, 2009 were $0.6 million lower than during the corresponding period in 2008 due to the timing differences in exploration programs in both years.  The fiscal 2009 drilling program was completed in early November 2008 compared to the beginning of the fiscal 2008 exploration season which started in September 2007.  Compensation costs have increased due to the capitalization of stock-based compensation in the quarter and an increase in personnel required to staff the camp over the winter months. By employing staff directly, Starfield has decreased both its overall and camp support costs. Aircraft support for the period decreased as a result of the completion of the drilling and exploration program in November 2008.  The Company completed its fiscal 2009 drilling program in early November resulting in no drilling costs as expected in the fourth quarter. This is consistent with the prior year as no drilling took place in the fourth quarter of fiscal 2008. Camp support costs for the prior period included the purchase of fuel for the calendar 2008 exploration season. There was no similar transaction in the fourth quarter of fiscal 2009. Analytical costs for the period are slightly higher as the Company continued to analyze till samples.

Quarterly general and administrative expenditures incurred were as follows:

	3 months ended Feb. 28, 2009 ($000’s)	3 months ended Feb. 29, 2008 ($000’s)
Consulting	-	-
Directors’ fees	65	36
Investor relations	26	58
Legal and audit	207	198
Management and administrative compensation	960	937
Rent and office	131	125
Transfer and regulatory fees	21	58
Travel and conferences	31	119
	1,441	1,531

All dollar values are in Canadian dollars unless otherwise indicated.

General and administrative expenses for the three months ended February 28, 2009 decreased $0.1 million over the corresponding three months of the previous year due to the following significant changes:

•	Directors’ fees increased in the current period due to an increased number of meetings compared to the same period in the prior year.
•	Investor relations expenses were lower in the fourth quarter of fiscal 2009 due to a reduction in discretionary expenditures compared to the prior year;
•	Management compensation charges were higher in the three month period ended February 28, 2009 due primarily to the addition of a new full time corporate controller;
•	Transfer and regulatory fees decreased over the same quarter in the prior year due to a decrease in the sustaining fees charged by the TSX in the current year; and,
•	Travel and conferences substantially decreased over the prior year due to a concerted effort by management to curtail discretionary expenditures in the fourth quarter of the current year.

During the three months ended February 28, 2009, the Company granted 200,000 stock options (February 29, 2008 - 1,855,000) to directors, employees and consultants. The Company recognized $0.2 million in stock-based compensation expense with a corresponding credit to contributed surplus on the balance sheet, of which $0.2 million of the expense was capitalized to mineral properties (February 29, 2008 - $2.0 million, no capitalization). The Company realizes the fair market value of the stock-based compensation over the vesting period of the options. The fair value of the options granted is calculated using the Black-Scholes option pricing model. Options vest equally, with one quarter vesting immediately, and the remainder vesting equally after six, twelve, and eighteen months, respectively, from the date of grant.

Year ended February 28, 2009 compared to year ended February 29, 2008

Deferred exploration costs incurred in the year ended February 28, were as follows:

	Year ended Feb. 28, 2009 ($000’s)	Year ended Feb. 29, 2008 ($000’s)
Maintenance costs	316	190
Compensation	7,457	2,568
Aircraft support including helicopter moves	4,070	3,030
Diamond drilling	3,525	829
Camp support costs including fuel	8,492	4,329
Analytical and geophysical services	4,855	2,137
Accrual basis expenditures, included in balance sheet	28,715	13,083
Adjusted for non-cash expenditures and amounts unpaid at year end	(3,759)	(210)
Amounts disclosed per the statement of cash flows	24,956	12,873

All dollar values are in Canadian dollars unless otherwise indicated.

Exploration expenditures for the fiscal year ended February 28, 2009 are $12.1 million higher than the same period in the prior year.  This is primarily due to the more extensive fiscal 2009 exploration program at Ferguson Lake compared to limited drilling and exploration in the prior year as a result of a late third quarter start. The late start of the fiscal 2008 exploration program in the comparative year resulted in lower diamond drilling expenditures, fewer personnel on site, less aircraft support, decreased helicopter requirements and an overall decrease in camp costs. Compensation expenditures also include $3.3 million of capitalized stock-based compensation in the current fiscal year versus none in the previous year. During the year ended February 28, 2009, the Company began and finished construction of an airplane landing strip at the mine site that will now allow larger planes to land.  In addition, Starfield completed the additional portions of the scoping study and dramatically advanced the hydromet process. Analytical and geological services were higher in the current year due to a combination of increased exploration activity as well as increased costs relating to the hydrometallurgical process.

Annual general and administrative expenditures incurred were as follows:

	Year ended Feb. 28, 2009 ($000’s)	Year ended Feb. 29, 2008 ($000’s)
Consulting	53	95
Directors’ fees	217	282
Investor relations	370	1,368
Legal and audit	592	778
Management and administrative compensation	1,391	1,633
Rent and office	456	421
Transfer and regulatory fees	130	265
Travel and conferences	246	290
	3,455	5,132

The fiscal 2009 general and administrative expenses decreased by $1.7 million over the fiscal year in 2008 primarily due to decreases in investor relations of $1.0 million combined with decreases in legal and audit fees and compensation.  Significant changes are as follows:

•	Consulting fees were higher in the prior period due to one-time recruiting fees for senior personnel;
•
Directors’ fees decreased relative to the same period in 2008 due to ‘catch-up’ compensation paid to directors in 2008 for unpaid prior fees. In addition, there is one fewer director in the current fiscal year;

•
Investor relations expenditures decreased in the current period due to a prior year settlement of two investor relations contracts. This decrease was partially offset by an increase in activity and expenditure in the current year due to an analyst tour of the Ferguson Lake project, increased conference activity in the first nine months of the year and the addition of an online forum geared towards small-cap companies;

•
Legal expenses were reduced in the current period, as there were legal fees associated with the initial TSX listing and commercial lease negotiations paid in 2008. There were no comparable expenditures in the current fiscal year. Audit fees were also lower, due to higher fees in 2008 from increased filing requirements, the hiring of an interim controller and additional accounting support staff;

•
Management compensation decreased in the current year due to severance payments made to former employees in the prior year. There were no comparable expenditures in fiscal 2009.  This increase was somewhat offset by the addition of a new full time employee in fiscal 2009;

All dollar values are in Canadian dollars unless otherwise indicated.

•
Rent and office increased due mainly to increased insurance coverage and higher rent costs in the current period for a full year compared to higher rent expenses in the prior period for only nine months after the corporate office was moved to Toronto;

•	Transfer and regulatory fees decreased in the current year due to the payment of initial TSX listing fees in fiscal 2008. There was no comparable expenditure in the current year; and,
•	Travel and conference expenses are lower in the current period due to decreased conference attendance and domestic travel as management reduced discretionary expenditures.

During the year ended February 28, 2009, the Company granted 1,850,000 stock options (February 29, 2008 - 16,125,000) to directors, officers, employees and consultants. Starfield recognized $4.0 million in stock-based compensation expense, with a corresponding credit to contributed surplus on the balance sheet, of which $3.3 million of the expense was capitalized to mineral properties (February 20, 2008 - $8.3 million, no capitalization). The Company realizes the fair market value of the stock-based compensation over the vesting period of the options. The fair value of the options granted is calculated using the Black-Scholes option pricing model with the following weighted average assumptions: a five year expected term, volatility of 79%, risk-free interest rate of 2.97% and an expected dividend yield of 0%. Options vest equally, with one quarter vesting immediately, and the remainder vesting equally after six, twelve, and eighteen months, respectively, from the date of grant.

LIQUIDITY

General

The activities of the Company, principally the acquisition and exploration of mineral properties, are financed through the completion of offerings involving the sale of equity securities. These equity offerings generally include private placements and the exercise of warrants and options.

On May 6, 2008, the Company issued 15,000,000 flow-through common shares at a price of $1.00 per share for gross proceeds of $15.0 million and 5,555,556 common shares at a price of $0.90 per share for gross proceeds of $5.0 million, for aggregate gross proceeds of $20.0 million. The Company incurred issuance costs of $1.0 million.

On February 26, 2009, the Company issued 9,210,000 flow-through common shares at a price of $0.25 per share for gross proceeds of $2.3 million. The Company incurred issuance costs of $0.2 million. As part of the equity financing, the Company issued 407,100 broker warrants which entitle the holder to purchase one common share at a price of $0.40 until February 25, 2011.

Starfield is using the proceeds from the offering for general exploration expenditures and working capital purposes.

Since Starfield is an exploration and development stage company, it does not have the ability to generate significant amounts of cash and cash equivalents in the short term. To maintain the Company's capacity to meet planned growth or to fund further development activities, the Company must utilize its current cash reserves, income from investments, and cash from the sale of securities. As described above, exploration and development stage companies are heavily reliant on the equity market to fund activities usually through private placements. Today’s equity markets make this alternative difficult without incurring significant dilution to existing shareholders. Starfield is considering all available alternatives, given appropriate pricing and other market conditions. However, it is currently uncertain, given the current economic and market conditions, whether such initiatives will be successful in generating sufficient cash flow to finance exploration activities.

All dollar values are in Canadian dollars unless otherwise indicated.

As at February 28, 2009, Starfield had $3.9 million in cash (February 29, 2008 - $10.9 million) and working capital of $4.1 million, (February 29, 2009 - $10.8 million). Included in this amount is approximately $2.2 million of flow-through funds that the Company is obligated to spend on exploration by December 31, 2009. While Starfield has modest working capital requirements, all efforts are being made to reduce all discretionary expenditures to ensure the Company remains viable and retains its assets until financial markets have stabilized.  The decrease in cash and working capital at February 28, 2009 compared to February 29, 2008, is primarily a result of funding the exploration program and the development of the hydromet process during the current fiscal year.

There are 1.2 million warrants outstanding (February 29, 2008 - 800,000) at a weighted average exercise price of $1.24, which, if fully exercised, would raise almost $1.5 million (February 29, 2008 - $1.3 million). The dollar value contribution of only in-the-money warrants is $nil.

There are also 19.4 million share purchase options outstanding (February 29, 2008 - 20.0 million) with a weighted average exercise price of $0.97 that would contribute approximately $18.8 million (February 29, 2008 - $19.2 million) if exercised in full.  The dollar value contribution of only in-the-money options is $nil.

The Company’s long-term debt consists of capital lease obligations, and its credit and interest rate risks are limited to interest-bearing cash balances.  Accounts payable and accrued liabilities are short-term and non-interest bearing.

As of the date of this report, the Company had approximately $2.5 million in cash, which is held at the Royal Bank of Canada in Toronto.  Although the current financial markets are generally poor,  Starfield continues to consider opportunities for equity financing or joint venture partnerships.

As of the date of this MD&A, the Company had entered into the following non-discretionary contractual financial obligations:

Item ($, in thousands)	Total	Less than 1 year	1-3 years	More than 3 years
Toronto office lease	857	178	553	126
Kivalliq Inuit Association commercial lease	288	96	192	-
Capital leases for equipment	82	70	12	-
Airborne survey	464	464	-	-
Total contractual obligations	1,691	808	757	126

Starfield’s receivables are mainly comprised of GST recoveries.

Prepaid expenses and deposits consist primarily of $0.3 million on deposit with the Kivalliq Inuit Association as reclamation, wildlife and environmental bonds, and $0.1 million of prepaid insurance.

Other
At the request of the Crown attorneys, on November 21, 2008, the Nunavut Court of Justice stayed legal proceedings against Starfield. The Company had been charged in 2007 under the Nunavut Wildlife Act for allegedly feeding a wild animal.

Starfield is not aware of any undisclosed commitments, events, risks or uncertainties that the Company reasonably believes will materially affect the Company's future performance.

All dollar values are in Canadian dollars unless otherwise indicated.

Starfield has no defaults or arrears or anticipated defaults or arrears on dividend payments, lease payments, interest or principal payment on debt, debt covenants, and redemption or retraction or sinking fund payments.

The Company had no other unusual or infrequent events or transactions over the past year.

CAPITAL RESOURCES

Starfield has no commitments for additional capital expenditures as of the date of this report.

The discovery, development and acquisition of mineral properties are, in many instances, unpredictable events. Future metal prices, the success of exploration programs and other property transactions can have a significant impact on capital requirements. The Company does not expect to receive significant income from any of its properties within the foreseeable future. Should the Company decide to further develop any of its properties, the Company may fund its capital requirements by arranging additional equity financing, issuing long-term debt, arranging joint ventures with other companies, or through a combination of the above.

The Company does not have sources of financing that have been arranged but not yet used, nor are there expenditures not yet committed but required to maintain the Company's current exploration activities or to meet and to fund current mineral development activities.

RISKS AND UNCERTAINTIES

Exploration and mining companies face many and varied kinds of risks. While risk management cannot eliminate the impact of all potential risks, the Company strives to manage such risks to the extent possible and practical.

The principal activity of the Company is mineral exploration, which is inherently risky. Exploration is also capital intensive, and the Company currently has no source of income other than that described above. Only the skills of its management and staff in mineral exploration and exploration financing serve to mitigate these risks, and therefore are one of the main assets of the Company.

Following are the risk factors, which the Company’s management believes are most important in the context of the Company’s business. It should be noted that this list is not exhaustive and that other risk factors may apply. An investment in the Company may not be suitable for all investors.

Competitive Conditions

The mineral exploration and mining business is competitive in all phases of exploration, development and production. The Company competes with a number of other entities in the search for and the acquisition of productive mineral properties. As a result of this competition, the majority of which is from companies with substantially greater financial and technical resources than Starfield, the Company may be unable to acquire attractive properties in the future on terms it considers acceptable or recruit and retain qualified employees. In addition, Starfield competes with other resource companies, many of whom have more advanced properties that are better able to attract equity investments and other capital.  Companies actively exploring in the Ferguson Lake area include, amongst others, De Beers Canada Exploration Inc., Kennecott Canada Exploration Inc. and BHP Billiton Diamonds Inc.

The ability of the Company to acquire properties depends on its success in exploring and developing its present properties and on its ability to select, acquire, and bring to production suitable properties or prospects for mineral exploration and development. Factors beyond the control of the Company may affect the marketability of minerals mined or discovered by Starfield.  Mineral prices have historically been subject to fluctuations and are affected by numerous factors beyond the control of the Company.

All dollar values are in Canadian dollars unless otherwise indicated.

Title Matters

Title to, and the area of, mining concessions may be disputed. Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current state of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

Going Concern

The Company’s ability to continue as a going concern is dependent on its ability to successfully operate the Ferguson Lake property. The Company will actively seek financing from time to time to develop the Ferguson Lake project; however, the availability, amount and timing of the financings are not certain at this time.

The Company is Experiencing Negative Cash Flow

The success of the Company’s business will depend upon the Company’s ability to develop its cash flow from operations to a point where it becomes profitable. The Company currently has limited cash on hand and no revenue from operations. Since it is experiencing negative cash flow, its cash reserves are being depleted. Accordingly, the Company must obtain additional funds presently through the sale of equity and debt capital. The only alternatives for the financing of the Company’s business would be the offering by the Company of an interest in its mining properties to be earned by another party or to obtain project or operating financing from financial institutions, neither of which is presently intended.

If the Company cannot increase its cash flow and become profitable, it will have to raise additional funds. However, such funds might not be available on acceptable terms, and, as a result, there would be a material adverse effect on the Company (its business and results of operations), and it may not achieve its business objectives.

The Company has No History of Operations

The Company has no history of operations, and is in the early stages of development of its mining property. The Company may experience higher than budgeted costs and delays which were not expected. The Company must also locate and retain qualified personnel to conduct exploration work.  Further adverse changes in any one of such factors or the failure to locate and retain such personnel will have an additional adverse effect on the Company, its business and results of operations.

The Mining Industry is Speculative and of a Very High Risk Nature

Mining activities are speculative by their nature and involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.

The Company’s drilling activities are in the development stage, and such development is subject to the risk that previously reported inferred mineralization may not be economic. If this occurs, the Company’s existing resources may not be sufficient to support a profitable mining operation.

The Company’s activities are subject to a number of factors beyond its control, including intense industry competition and changes in economic conditions (including some operating costs, such as electrical power). Its operations are subject to all the hazards normally incidental to exploration, development and production of base and precious metals, any of which could result in work stoppages, damage to or loss of property and equipment, and possible environmental damage.

An adverse change in any one of such factors, hazards and risks would have a material adverse effect on the Company, its business and results of operations. This might result in the Company not meeting its business objectives.

All dollar values are in Canadian dollars unless otherwise indicated.

The Company is Dependent on Various Key Personnel

The Company’s success is dependent upon the performance of key personnel. The Company does not maintain life insurance for key personnel, and the loss of the services of senior management or key personnel could have a material and adverse effect on the Company, its business and results of operations.

The Company’s Activities might suffer Losses from or Liabilities for Risks which are not Insurable

Hazards, such as unusual or unexpected geological formations and other conditions, are inherent in mineral exploration and development. The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. The occurrence of such liabilities could have a material, adverse effect on the Company’s financial position and results of operation.

The Company currently carries general commercial liability, tenant’s legal liability, building, contents and contractors equipment insurance, as well as directors’ and officers’ insurance. Additionally, all contractors carry their own general and equipment liability insurance. Although the Company intends to maintain liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or the Company might not elect to insure itself against such liabilities due to high premium costs or other reasons, in which event the Company could incur significant costs that could have a materially adverse effect upon its financial condition and results of operation.

There is Uncertainty of the Nature and Amount of the Company’s Resources

While the Company has carried out, and will carry out on an annual basis, estimates of its mineral resources, this should not be construed as a guarantee that such estimates are accurate. If such estimates prove to be materially inaccurate, that would have a material effect on the Company’s business and results of operations.

The Company may Experience Uncertainty in Marketing the Nickel, Copper, Platinum, Palladium and Cobalt which it may Potentially Mine

The Company’s future revenues are expected to be in large part derived from the mining and sale of nickel, copper, platinum, palladium and cobalt. The prices of these metals fluctuate, and are affected by numerous factors beyond the Company’s control including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new mine development and improved mining and production methods.

All dollar values are in Canadian dollars unless otherwise indicated.

The Company’s Activities are Subject to Extensive Governmental Regulation and Permitting Requirements

Exploration, development and mining of minerals are subject to extensive federal, provincial and local laws and regulations governing the acquisition of the mining interests, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. These laws and regulations are administered by various governmental authorities including but not limited to:

(a)	Government of Canada
(i)	Canada Customs and Revenue Agency (taxation)
(ii)	Canadian Environmental Assessment Agency, Environment Canada (environ-mental protection)
(iii)	Natural Resources Canada (land use and conservation)
(iv)	Dept. of Fisheries and Oceans (land use and conservation)
(v)	Dept. of Indian Affairs and Northern Development (land use and conservation)

(b)	Government of Nunavut
(vi)	Dept. of Sustainable Development (mineral tenure, development and use)
(vii)	Nunavut Planning Commission (land use and conservation)
(viii)	Nunavut Water Board, (environmental protection) (land use and conservation)
(ix)	Dept. of Finance (taxation)
(x)	Nunavut Impact Review Board (mine plans, labour rights and relations)
(xi)	Dept. of Culture, Language, Elders and Youth (mine plans, labour rights and relations)
(xii)	Kivalliq Inuit Association (land use and conservation)

(c)	Kivalliq Designated Inuit Organization
(xiii)	Inuit Impact and Benefit Agreement (tax assessment)
(xiv)	Keewatin Regional Land Use Plan (building permitting)
(xv)	Kivalliq Inuit Association (business licensing)

In addition, the current and future operations of the Company, from exploration through development activities and production, require permits, licenses and approvals from some of these governmental authorities. The Company has obtained all government licenses, permits and approvals necessary for the operation of its business to date; however, additional licenses, permits and approvals may be required. The failure to obtain any licenses, permits or approvals that may be required or the revocation of existing ones would have a material and adverse effect on the Company, its business and results of operations.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities requiring the Company’s operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.  The Company may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. Any such events could have a material and adverse effect on the Company and its business and could result in the Company not meeting its business objectives.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs, reduced levels of production at producing properties, or require abandonment or delays in development of its mining properties.

The Company’s Activities are Subject to Extensive Environmental Protection Requirements

All phases of the Company’s operations are subject to environmental regulation. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Future changes in environmental regulation could adversely affect the Company’s operations by increasing costs and reducing profitability.

All dollar values are in Canadian dollars unless otherwise indicated.

The Company does not Pay Dividends

Investors cannot expect to receive a dividend on their investment in the foreseeable future, if at all. Accordingly, it is likely investors will not receive any return on their investment in the Company’s securities other than possible capital gains.

Supply/Demand Outlook for Metals

The Company believes that there are a significant number of external forces acting on supply and demand of base and precious metals. The current metal markets for nickel, copper, platinum and palladium are demonstrating considerable volatility, and the Company is unable to predict future metal prices with any certainty.

TRANSACTIONS WITH RELATED PARTIES

During the three months and year ended February 28, 2009, the Company had the following transactions with a related party:

A former director of the Company is a major shareholder of Ferguson Simek Clark International (“FSCI”), a professional engineering consulting practice specializing in cold climate and remote location projects.  During the second quarter, FSCI ceased to be a related party. During the three months and year ended February 28, 2009, the Company incurred costs of $nil and $0.1 million, respectively, with that entity (2008 - $0.1 million and $0.9 million).

The transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

OFF-BALANCE SHEET TRANSACTIONS

The Company has not entered into any off-balance sheet transactions.

PENDING TRANSACTIONS

To the best of Management’s knowledge, there are no other pending transactions that will materially affect the performance or operation of the Company.

SIGNIFICANT ACCOUNTING POLICIES

i.	Deferred mineral properties

The costs of exploration are capitalized as incurred, as deferred costs, until such time as the properties are put into commercial production, at which time the costs incurred will be charged to operations on a unit-of-production basis over the estimated mine life. During the course of acquiring, exploring and developing potential mining properties, the Company must comply with government regulated environmental evaluation, updating and reclamation requirements. To date, no significant disturbances have occurred. Upon abandonment or sale of a property, all deferred costs relating to the property will be expended in the year of such abandonment or sale. The Company’s recorded value of its deferred mineral properties is based on historical costs that are expected to be recovered in the future. The Company’s recoverability evaluation is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale. The Company is in an industry that is exposed to a number of risks and there is always the potential for a material adjustment to the value assigned to these assets. Such risks also extend to the evaluation of fair values of net assets upon acquisition.

All dollar values are in Canadian dollars unless otherwise indicated.

ii.	Stock based compensation

The Company follows the fair value method of accounting for its stock-based compensation. The fair value of the stock options awarded is determined at the grant date using the Black-Scholes option pricing model that takes into account the exercise price, expected life of the option/warrant, expected volatility of the underlying shares, expected dividend yield, and the risk free interest rate for the term of the option/warrant.These assumptions are based on the current market conditions at the time of the option grant. Assumptions can vary widely from grant to grant which can materially affect the fair value calculated. The associated fair value is recognized over the vesting period as an expense charged to the statement of operations or capitalized to mineral properties. Consideration paid for the shares on the exercise of stock options is credited to capital stock.

Recent Accounting Pronouncements

Other than as disclosed in the February 28, 2009 audited financial statements and as described in the following paragraph, there are no new accounting pronouncements that are expected to impact the Company.

The Canadian Institute of Chartered Accountants (“CICA”) has issued the following new standards which may affect the financial disclosures and results of operations of the Company.

The CICA issued Handbook Section 3064, Goodwill and Other Intangible Assets, in February 2008, which establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and expenses during the pre-operating period. The Company will adopt the requirements commencing in the quarter ended May 31, 2009, and is considering the impact this will have on the Company's financial statements.

The CICA plans to transition Canadian GAAP for public companies to International Financial Reporting Standards (“IFRS”). The effective changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The impact of the transition to IFRS on the Company’s financial statements is currently being assessed. Training in IFRS for key accounting staff commenced during 2008 and the audit committee has made the conversion to IFRS as a standard agenda item for its quarterly meetings.

In October 2008, the CICA issued Handbook Section 1582, Business Combinations, which establishes new standards for accounting for business combinations. It provides the Canadian equivalent to IFRS 3. This is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. The Company will assess the impact of this section prior to implementation.

Also in October 2008, the CICA issued Handbook Sections 1601, Consolidated Financial Statements and 1602, Non-controlling Interests to replace Section 1600, Consolidated Financial Statements.  Section 1601 establishes standards for the preparation of consolidated financial statement whereas Section 1602 establishes standards to provide guidance on accounting for non-controlling interests subsequent to a business combination. It is equivalent to the corresponding provisions found in International Accounting Standards (“IAS”) 27. This is effective for fiscal years beginning on or after January, 2011. The Company does not expect these standards to have any material impact on its financial statements.

All dollar values are in Canadian dollars unless otherwise indicated.

In March 2009, the CICA approved EIC 174, Mining Exploration Costs. This guidance clarified when exploration costs related to mineral properties may be capitalized and, if exploration costs are initially capitalized, when should impairment be assessed to determine whether a write-down is required. The guidance further clarified what conditions indicate impairment. This guidance is applicable to financial statements filed after March 27, 2009. The Company has considered this guidance in assessing the value of its mineral properties and has determined that there is no impairment to the value of its mineral properties at this time.

OTHER

Shares issued and outstanding

As at April 23, 2009, the Company had 332,685,899 shares issued and outstanding as well as 19.4 million options and 1.2 million warrants. The exercise of all outstanding options and warrants would generate cash proceeds of $20.3 million. The dollar value contribution of only in-the-money options and warrants would be approximately $nil.

Disclosure for Issuers without Significant Revenue

Additional disclosure concerning Starfield’s general and administrative expenses and deferred mineral costs is provided in the Company’s statement of operations and the accompanying notes contained in its audited financial statements for February 28, 2009 that is available on its SEDAR Page Site accessed through www.sedar.com.

Internal Control Changes and Evaluation

Management of the Company is responsible for designing, establishing and maintaining adequate internal controls over financial reporting. The Company’s internal control system was designed to provide reasonable assurance to the Company’s management and board of directors that the financial statements present fairly the financial position and activities of the Company. However all internal control systems, no matter how well designed, have limitations. Therefore, even a system believed to be effective will only provide reasonable assurance with respect to financial statement preparation and presentation.

Requirements of National Instrument (“NI 52-109”) include conducting an evaluation of the effectiveness of disclosure controls and procedures (“DC&P”). Management conducted an assessment of the effectiveness of the DC&P in place as of February 28, 2009 and concluded that such procedures are adequate and effective to ensure accurate and complete disclosures in annual filings.

In completing their evaluation of the design and effectiveness of the Company’s internal control procedures, the Chief Financial Officer and Chief Executive Officer have concluded that due to growth in size of the Company and the inherent complexity of accounting for some of the Company’s transactions, the Company does not have sufficient specialized knowledge to address certain technical and complicated accounting issues. In order to remediate this issue, the Company will hire, from time to time, consultants and tax advisors who are skilled in the specialized areas of taxation and financial reporting (and who are independent of management and the Company’s auditors) to assist the Company in its financial reporting with respect to complex accounting issues.

During fiscal 2009, the Company completed a detailed evaluation of the effectiveness of internal controls over financial reporting (“ICFR”) using the Committee of Sponsoring Organizations of the Treadway Commission framework. Additional improvements will be made in 2009 to further enhance these controls.

All dollar values are in Canadian dollars unless otherwise indicated.

Requirements of NI 52-109, including conducting an evaluation of the effectiveness of ICFR in place as of February 28, 2009, were reviewed and management concluded that such procedures are adequate and effective to ensure accurate and complete disclosures in annual filings. The board of directors assesses the integrity of the public financial disclosures through the oversight of the Audit Committee.

As of the date of this MD&A there were no changes in the Company’s ICFR, other than those discussed above, that have materially affected, or are reasonably likely to affect, its ICFR.

Approval

The audit committee members of Starfield have approved the disclosure contained in this annual MD&A.

This MD&A is available on Starfield’s SEDAR Page Site accessed through www.sedar.com.

Other Requirements

Additional information relating to the Company is available on SEDAR at www.sedar.com and on the Company’s website at www.starfieldres.com.

All dollar values are in Canadian dollars unless otherwise indicated.